March 8, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Subject:	AVEO Pharmaceuticals, Inc.
8,050,000 Shares
Common Stock
Registration Statement on Form S-1, as amended
File No. 333-163778

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join AVEO Pharmaceuticals, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated to 3 p.m. Eastern Daylight Time, on March 10, 2010, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from February 22, 2010 through the date hereof, the underwriters effected the following approximate distribution of copies of the Preliminary Prospectus dated February 22, 2010:

•	4,053 to 4 prospective underwriters,

•	2,319 to 2,319 institutional investors,

•	0 to 0 dealers and

•	32 to 32 others.

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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This Letter is executed as of the date first set forth above.

Very truly yours, J.P. MORGAN SECURITIES INC. MORGAN STANLEY & CO. INCORPORATED as representatives of the several underwriters By: J.P. MORGAN SECURITIES INC.

By:	/s/ Kashif Riaz
Name: Title:	Kashif Riaz Executive Director

By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Ashwin Pai
Name: Title:	Ashwin Pai Vice President